December 16, 2016

Paul Cline
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 0001‑15371
Dear Mr. Cline:
On behalf of iStar Inc. (the “Company” or “we”), set forth below are the Company's responses to the questions of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) noted in your telephone call on November 30, 2016 to Garett Rosenblum of the Company. A brief summary of the Company's One Detroit Center transaction precedes the Company's responses to the Staff's questions.

One Detroit Center Transaction Summary

The Company took title to One Detroit Center, a 43-story Class A+ commercial operating property, in 2007 when the borrower defaulted on a mortgage held by the Company. At that time, the Company determined that stabilizing the asset and seeking to monetize it in a more normalized environment would yield a better result for the Company and its shareholders than selling the property immediately.

In 2015, the Company marketed the property for sale and solicited bids from third parties for either a sale of the entire property or a combined sale/ground lease transaction in which the Company would sell the building improvements and enter into a ground lease with the buyer for the underlying land. The Company received initial bids as high as $145 million for an outright sale of the entire property as well as multiple bids at various terms on the combined sale/ground lease structure. After considering these initial bids, the Company determined that it would be more advantageous economically to pursue the ground lease alternative because a sale price of $100 million for the building plus the discounted cash flows of $80 million from the lease payments (for a total discounted value of $180 million) was $35 million greater than the highest initial bid for a sale of the entire property. At the time of sale, the Company's basis in the leasehold improvements and land was $132 million.

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com

In March 2015, the Company sold the building and other improvements on the property, and simultaneously entered into an above market, non-cancellable 99-year ground lease with the buyer. The ground lease provides for an initial annual rent of $2.5 million, which increases 1.5% annually and includes an upward-only consumer price index adjustment every 10 years, capped at a cumulative 20% for each 10-year period. The ground lease includes two 30-year renewal options at the greater of fair market value rent or 80% of the rent in year 99. The substance of the transaction was that the day one consideration received by the Company was supplemented by the above market contractual ground rent which the Company will receive over the term of the 99-year ground lease. In addition, pursuant to the terms of the ground lease, in the event of a default by the tenant under the lease, the Company has the right to terminate the lease and acquire the building and other improvements for no additional consideration, thereby reinstating fee simple ownership of the entire property.

Responses

1.	Please provide the accounting models the Company considered, including those it ultimately chose not to apply, and how it reached this conclusion.

The Company concluded that the One Detroit Center transaction is a real estate transaction which would be governed by Accounting Standards Codification ("ASC") 360. ASC 360 evaluates both sale (i.e., derecognition) and profit recognition as well as how to address various forms of continuing involvement, including the sale of the leasehold improvements and concurrent ground lease with the buyer. The Company concluded that the terms of the transaction met the criteria of ASC 360-20-40-56 for treatment of the transaction as a sale of the improvements and a lease. The Company further concluded that the sale of the leasehold improvements met the criteria for sale treatment as all the criteria of ASC 360-20-40-7 were met and there was substantial upfront cash at risk by the buyer of the leasehold improvements which would not be returned or subsequently lent to the buyer in the future. This analysis is more fully described below in "Analysis under ASC 360-20 Real Estate Sales."
The Company recognized that due to the unique facts and circumstances of this transaction, identifying specific real estate accounting guidance relating to profit recognition and continuing involvement to apply to this transaction was complex, and accordingly it considered accounting guidance that would account for the transaction in a fair and accurate manner. The accounting guidance considered included real estate sales, lease accounting and seller financing - the analyses of which are described further below. ASC 360-20 is applicable due to our sale of the leasehold improvements and the corresponding ground lease with the buyer and, on the other hand, lease accounting is consistent with the specific fact pattern in this transaction. Seller financing implicitly takes the point of view that the combination of a below market sales price for the leasehold improvements with an above market ground lease is a form of seller financing on the sale of the leasehold improvements with the economics of the financing embedded in the ground lease. Ultimately, the Company applied lease accounting because management believed it to be the most consistent with the substance of the transaction and the most appropriate given the specific fact pattern.
Analysis under ASC 360-20 "Real Estate Sales" (Initial Accounting)
The Company first concluded that a sale of the leasehold improvements was consummated pursuant to ASC 360-20-40-7. The Company then evaluated profit recognition for the sale of the leasehold improvements pursuant to ASC 360-20-40-5. The Company concluded the recognition of profit pursuant to the full accrual method was not appropriate because criteria ASC 360-20-40-5d may not have been met because a form of continuing involvement existed. Although the Company transferred the usual risks and rewards of ownership of the leasehold improvements to the buyer, the Company had continuing involvement in the sale of the leasehold improvements, limited to the corresponding ground lease with the buyer. As such, we looked at ASC 360-20-40-59 and deferred profit recognition until the basis in the assets had been recovered.
The Company then considered its continuing involvement pursuant to ASC 360-20-40-56 through 59. The Company determined ASC 360-20-40-57 through 59 was designed to prevent a seller from recognizing a larger gain on sale of leasehold improvements from an above market sales price in exchange for agreeing to below market lease payments. The Company's transaction was the inverse scenario, whereby it entered into an above market lease in exchange for a below market sales price for the leasehold improvements. The Company could have sold the leasehold improvements and land for an immediate gain based on the initial bids it received from market participants. However, the Company determined it was more advantageous economically to sell the leasehold improvements for a below market price in exchange for an above market ground lease. The transaction was a clear economic gain to the Company.
Applying the guidance in ASC 360-20-40-57 through 59 would have resulted in the Company recording a day one loss of approximately $33 million (calculated as the net present value of the rental payments over the term of the primary indebtedness not in excess of the seller’s cost of the land of $5 million plus the net sales value of the leasehold improvements of $94 million less the $132 million carrying value of the leasehold improvements and the land), only to recover through higher profits from the above market ground lease in excess of the original day one loss. The Company believes that recognizing a loss would not appropriately or accurately reflect the true economic substance of the sale and resulting ground lease.
The Company then evaluated its continuing involvement pursuant to ASC 360-20-40-37. ASC 360-20-40-37 prescribes that the transaction shall be accounted for according to the nature of the involvement. As the legal and economic structure of the involvement is a ground lease, and there is specific accounting guidance in ASC 840 regarding lease incentives/inducements, the Company determined the guidance in ASC 840-20-25-6 through 7 was reasonable and appropriate in light of the applicable facts and circumstances. We concluded that the $38 million difference between the $133 million fair value of the leasehold improvements and the $95 million of net cash proceeds received (prior to the effect of transaction costs) was akin to a payment made to or on behalf of a lessee in order to incentivize the buyer to enter into an above market ground lease.
In conclusion, the Company believes that recording a loss of $33 million on day one, and subsequently recording profit thereafter (including the recovery of the loss recorded on day one) per ASC 360-20, with no change to the underlying transaction, is not consistent with the intent of ASC 360-20 and would produce an anomalous result. Accounting for the difference between the fair value and the sales price of the leasehold improvements as of the date of sale as a deferred lease inducement asset, and amortizing that asset as a reduction to rental income over the lease term, aligns the revenue recognition to the economics of the ground lease had the lease been executed at a market rate and the leasehold improvements sold at its fair value, and is the most appropriate presentation of this transaction. In addition, the Company concluded that gain recognition on the sale of the leasehold improvements was not appropriate due to its continuing involvement via the corresponding ground lease with the buyer. The Company will begin to record the gain when the cost basis of the leasehold improvements is fully recovered through the combination of the initial net sales proceeds and the amortization of the deferred lease incentive.
Analysis under ASC 840 "Operating Leases" (Subsequent Accounting Model #1)
In evaluating how to account for the continuing involvement, the Company primarily considered ASC 840-20 "Operating Leases." ASC 840-20-25-7 states that lease incentives include both of the following:
a. Payments made to or on behalf of the lessee;
b. Losses incurred by the lessor as a result of assuming a lessee's preexisting lease with a third party. In that circumstance, the new lessor and the lessee shall independently estimate any loss attributable to that assumption. For example, the lessee's estimate of the incentive could be based on a comparison of the new lease with the market rental rate available for similar lease property or the market rental rate from the same lessor without the lease assumption. The lessor shall estimate any loss based on the total remaining costs reduced by the expected benefits from the sublease or use of the assumed leased property.

The Company structured the deal as a sale of the leasehold improvements for below fair value and a corresponding above market ground lease with the buyer because it provided economic advantages to the Company. It provided the highest available economics, a marketable fee stream for the 99-year lease term, a senior position to any creditor in the leasehold improvements during the lease term and ultimately will provide ownership of the leasehold improvements at the end of the lease term. The Company concluded that in order to obtain these advantages, it needed to incentivize the buyer, and the difference between the leasehold improvements fair value and the sale price was akin to a payment made to or on behalf of the lessee in accordance with ASC 840-20-25-7a. We believe applying the guidance in ASC 840 most accurately aligns revenue recognition to both the legal form and the economic substance of the transaction.
Analysis under ASC 360 "Real Estate Sales" Assuming a Seller Financing (Subsequent Accounting Model #2)
The Company also considered whether it would be appropriate to apply a seller financing model whereby the rental payments from the ground lease would be bifurcated between a debt service component and a market rent component. The initial loan receivable would be equal to the difference between the leasehold improvements fair value and the sale price.
The Company could have potentially sold the leasehold improvements and land at fair value for both cash and a seller financing receivable from the buyer. The loan receivable would have had terms including an interest rate, interest and principal payment terms, events of default, maturity dates and other terms customary in a loan document. However, we instead chose to sell the leasehold improvements at a below market price in order to induce the buyer to enter into an above market, marketable fee stream for the 99-year ground lease term. In addition, as the ground lessor, the Company maintains a more senior position on the leasehold improvements than it would have had if it provided seller financing. Had the Company decided to provide seller financing for the leasehold improvements, it would have negotiated the transaction on different terms including a market interest rate, loan term, any applicable fees, interest and principal payment terms, etc. As such, accounting for this transaction under a seller financing model would have required the Company to employ numerous assumptions as opposed to using the specific facts from the actual transaction.
Based on the specific facts and circumstances, such as the legal form of the 99-year lease term and our senior position to any potential creditors in the leasehold improvements, the Company concluded that the structure of the transaction was in substance a ground lease and not a seller financing. As such, the Company determined the accounting guidance prescribed in ASC 840 "Operating Leases" was appropriate for our transaction.

2.
For the accounting models in Question 1 that the Company ultimately chose not to apply, please note whether the results under these models were materially different to the accounting the Company applied.

As discussed in Question 1 and outlined in the Company's response dated July 26, 2016, applying the guidance in ASC 360-20-40-56 through 59 would have resulted in the Company recording a day one loss of approximately $33 million and recovering that loss thereafter on a straight line basis through rental income over the 99 year lease term. The Company applied the guidance from ASC 840-20, which resulted in the Company recording a $38 million lease incentive asset and a $5 million deferred gain. The lease incentive asset is being amortized on a straight line basis as a reduction to rental income over the 99 year lease term. The deferred gain will be amortized on a straight line basis when the cost basis of the leasehold interest is fully recovered through the combination of the initial net sales proceeds and the amortization of the deferred lease incentive.
Applying the seller financing model using terms consistent with market terms for similar types of financing (in our models we used an interest rate of 4% and amortization periods of 20-30 years) would not have produced a result that is materially different than the guidance that was applied under ASC 840-20. Under the seller financing models, the Company would have recorded approximately $1 million more in total income for the nine months ended September 30, 2016 than it did applying the guidance under ASC 840. A seller financing model may have resulted in the Company recording a gain earlier in the lease term, recording a loan receivable and recognizing more total income (comprised of both interest and rental income) on the front end of the lease term and less rental income on the back end of the lease term. Total income over the 99-year lease term is the same under the seller financing model and ASC 840.

3.	As to the deferred gain referenced in your letter dated June 9th, in what period does the Company plan on amortizing the gain?

The Company determined that recognition of the gain would not be appropriate until our cost basis of the leasehold interest is fully recovered through the combination of the initial net sales proceeds and the amortization of the deferred lease incentive. That will occur beginning in year 85 of the lease term, and as such, the gain will be amortized at that time as an increase in rental revenue over the remaining life of the non-cancellable lease term.

4.
As to transfer restrictions, can the buyer transfer the leasehold to another party? What happens to the ground lease if the building is transferred. Does the buyer need to ask for permission to transfer? Are there any conditions the buyer must comply with in order to transfer?

The tenant has the right to transfer its interest in the improvements to a "qualified tenant" in connection with an assignment by the first tenant of its interest in the ground lease. A "qualified tenant" is a tenant that is subject to jurisdiction in Michigan, is not an embargoed person for purposes of U.S. anti-money laundering and anti-terrorism laws and is not immune to suit, or is otherwise approved by landlord. The assignment of the ground lease must expressly provide that the assignee assumes and agrees to perform the tenant's obligations under the ground lease. So long as there is no uncured Monetary Default under the ground lease, the tenant has the right, without the consent of landlord, to transfer its interest in the improvements provided that tenant simultaneously transfer its interest in the ground lease.

5.	As to use restrictions, are there restrictions as to the use of the building? Does the buyer have the right to level the building?

The tenant may use the premises for general offices and any other lawful use other than a short list of prohibited uses. The buyer has the right to level the building except the buyer can not do so during the final five years of the lease term. If the tenant levels the building, the ground lease remains in effect and tenant must continue to pay rent (unless leveled in connection with a casualty during the final 5 years of the term, in which case tenant can terminate).

6.	As to Events of Default, what is the "Subletting Assignment Clause?"

Although the tenant is permitted to assign its interest in the ground lease, the assignee must agree to perform all obligations under the ground lease. A failure of the assignment document to include such an agreement would constitute a default of the tenant under the ground lease.

*    *    *    *    *

We trust we have been responsive to the Staff's questions. If you have any questions, please do not hesitate to contact me at 212-930-9418 or Garett Rosenblum, Chief Accounting Officer at 212-930-9447.
Very truly yours,
/s/ Geoffrey G. Jervis
Geoffrey G. Jervis
Chief Operating Officer and Chief Financial Officer (principal financial and accounting officer)

cc:    Timothy C. Conlon, PricewaterhouseCoopers LLP
Kathleen L. Werner, Clifford Chance US LLP